Exhibit 99.1

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

Retalix Board of Directors Appoints Joshua Sheffer
as New CEO

Ra’anana, Israel, November 30, 2009 – Retalix® Ltd. (NASDAQ-GS: RTLX) announced today that the board of directors has approved the appointment of Joshua Sheffer as the new chief executive officer of Retalix. Mr. Sheffer will assume office on January 1, 2010, immediately following the previously announced retirement of Retalix founder and CEO, Barry Shaked.

Mr. Sheffer has 25 years of broad experience and a proven track record in software development and IT services. Until recently, he was the President of the Emerging Markets Division and member of the executive management of Amdocs Limited, a NYSE-listed company with approximately $3 billion of annual revenues. Mr. Sheffer has extensive experience in laying down strategy and managing sales and the delivery of complex, mission critical software projects to some of the world’s most demanding customers. He also brings a wealth of global experience and business best practices, having worked in Europe, USA and the Emerging Markets.

Eli Gelman, director of Retalix and who led the transaction for the Alpha Group, stated: “After a thorough search process that vetted several excellent candidates, we are very pleased that Joshua Sheffer will be the new Chief Executive Officer of Retalix. We believe that Mr. Sheffer’s extensive experience and impressive managerial abilities will be a great contribution to Retalix and its efforts in becoming the world leader in its field.”

About Retalix
Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.